UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ABLEAUCTIONS.COM, INC.
(Name of Issuer) Common Stock
(Title of Class of Securities) 00371F206
(CUSIP Number)
Ms. Hanifa Ladha c/o Ableauctions.com, Inc. 1963 Lougheed Highway Coquitlam, British Columbia, Canada (604)-521-3369
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00371F206

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Hanifa Ladha
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 1,204,021
BENEFICIALLY	8	SHARED VOTING POWER Not Applicable
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,204,021
PERSON WITH	10	SHARED DISPOSITIVE POWER Not Applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,842,129*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54%**
14	TYPE OF REPORTING PERSON (See Instructions) IN
*This amount includes 1,204,021 shares of common stock issued to the Reporting Person, 250,573 shares of common stock owned by the Ladha (1999) Family Trust, of which the Reporting Person is a beneficiary, and 2,526,889 shares of common stock; an option to purchase 121,186 shares of common stock at a price of $4.80 per share and a warrant to purchase 739,460 shares of common stock at the price of $2.40 per share, all of which have been issued to Mr. Abdul Ladha, the Reporting Person’s spouse.
** Computed in accordance with rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.                                Security and Issuer

1,204,021 shares of Common Stock, $0.001 par value (the “Shares”), of Ableauctions.com, Inc. (the “Issuer”).  The Issuer’s address is 1963 Lougheed Highway, Coquitlam, British Columbia, Canada.

Item 2.                                Identity and Background

(a)           This statement is filed by Hanifa Ladha (the “Reporting Person”).

(b)           The Reporting Person’s address is 1963 Lougheed Highway, Coquitlam, British Columbia, Canada.

(c)           The Reporting Person is not employed.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of Canada.

Item 3.                                Source and Amount of Funds or Other Consideration

The Shares were issued in payment of a convertible promissory note (the “Note”) owed by the Issuer to Bullion Reef Holdings Ltd., an entity owned by the Ladha Family Trust.  The Reporting Person is a beneficiary of the Ladha Family Trust.  On April 30, 2009 the Ladha Family Trust assigned its interest in the Note, one-half to the Reporting Person and one-half to her spouse, Abdul Ladha.

Item 4.                                Purpose of Transaction

On October 6, 2008, in conjunction with the execution of a Development Agreement among Ableauctions.com, Inc., Abdul Ladha, Overture Development Corporation, Surrey Central City Holdings Ltd. and Bullion Reef Holdings Ltd., the Issuer issued the Note for the purchase of one-half of the issued capital stock of Surrey Central City Holdings Ltd., a corporation wholly-owned by Bullion Reef Holdings Ltd.  The Development Agreement and the Note permitted Bullion Reef Holdings Ltd. to convert up to $1 million in principal amount and all of the interest accrued thereon into shares of the Issuer’s Common Stock at the price of $0.432 per share.

On April 30, 2009 Bullion Reef Holdings Ltd. assigned the Note, one-half to the Reporting Person and one-half to her spouse, Abdul Ladha.  On July 27, 2009 the Reporting Person and her spouse each converted his or her interest in the Note into 1,204,021 shares of the Issuer’s Common Stock, which represented a conversion by each of them of $500,000 in principal amount and $20,136.99 in accrued interest.

The conversion of the amounts due under the Note was undertaken in conjunction with the execution on July 17, 2009 of a Share Exchange Agreement by and among Top Favour Ltd., the Top Favour Ltd. shareholders, the Issuer, the Reporting Person and the Reporting Person’s spouse and a Voting Agreement executed by the Reporting Person, the Reporting Person’s spouse and Top Favour Ltd.  Pursuant to the Share Exchange Agreement, the Issuer will acquire all of the outstanding capital stock of Top Favour Ltd. in exchange for a number of shares of the Issuer’s Common Stock that will result in the Top Favour Ltd. shareholders owning approximately 97% of the Issuer’s outstanding Common Stock.  As a result of the share exchange, Top Favour Ltd. will become a wholly-owned subsidiary of the Issuer.  Prior to the consummation of the share exchange, the Issuer intends to create a liquidating trust (or other entity) into which it will transfer its assets and which will assume its liabilities.  Following the payment of the liabilities, the liquidating entity will distribute the assets to the shareholders of the Issuer as of a record date that will be determined prior to the consummation of the share exchange.  As a result of the share exchange, (i) the members of the Issuer’s board of directors and the Issuer’s officers will resign and the nominees of Top Favour Ltd. will be appointed and (ii) the Issuer’s business will be discontinued and the business of Top Favour Ltd. will become the Issuer’s business.  Top Favour Ltd. intends to submit an application to the NYSE Amex to continue the listing of the Issuer’s securities.

Item 5.                                Interest in Securities of the Issuer

As computed using rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns a total of 4,842,129 shares, or approximately 54%, of the Issuer’s Common Stock.  In addition to the 1,204,021 shares of Common Stock issued in payment of the Note, this amount includes 250,573 shares of Common Stock that are owned by the Ladha (1999) Family Trust, of which the Reporting Person is a beneficiary, 121,186 shares of Common Stock that the Reporting Person’s spouse may acquire through the exercise of an option, 739,460 shares of Common Stock that the Reporting Person’s spouse may acquire through the exercise of a warrant and 2,526,889 shares of Common Stock issued to the Reporting Person’s spouse.  The Reporting Person did not effect any transactions in the Issuer’s common stock during the 60 days prior to the date of the transaction, other than the transaction reported herein and the transaction reported at Item 4 and Item 6 below with Top Favour Ltd., which information is incorporated herein by reference.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s Common Stock.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 17, 2009 the Issuer, the Reporting Person and the Reporting Person’s spouse entered into a Share Exchange Agreement with Top Favour Limited, a British Virgin Islands corporation (“Top Favour”), and the shareholders of Top Favour, consisting of 12 individuals and 5 entities, who collectively hold 100% of Top Favour’s issued and outstanding share capital.  Under the Share Exchange Agreement, the Top Favour shareholders would exchange their shares of Top Favour capital stock for newly-issued shares of the Issuer.  Pursuant to the Share Exchange Agreement, the Top Favour owners would become the Issuer’s controlling shareholders following the transaction, holding approximately 97% of the Issuer’s outstanding common stock, and the Issuer’s existing shareholders would hold the remaining 3% of the Issuer’s outstanding common stock.  Top Favour would become the Issuer’s wholly owned subsidiary.  In connection with Top Favour becoming the Issuer’s wholly owned subsidiary, the Issuer would acquire the business and operations of Top Favour, and its wholly owned subsidiaries.

Also on July 17, 2009, the Reporting Person, the Reporting Person’s spouse, and Top Favour entered into a Voting Agreement.  Under the Voting Agreement, the Reporting Person and her spouse agreed to convert their interests in the Note into shares of the Issuer’s Common Stock such that they will hold at least 49% of the outstanding shares of the Issuer’s Common Stock immediately after such conversion.  The Reporting Person and her spouse also agreed to acquire additional shares of the Issuer’s Common Stock (so long as the total of all such acquisitions does not exceed $400,000) in order to maintain such percentage equity ownership.  In addition, the Reporting Person and her spouse agreed to vote all their Common Stock in favor of the share exchange and certain other actions in furtherance of the share exchange at any annual or special meeting of the Issuer’s shareholders.

Item 7.                                Material to Be Filed as Exhibits

Exhibit 7.1	Stock Exchange Agreement
Exhibit 7.2	Voting Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2009

/s/ Hanifa Ladha
Hanifa Ladha